NEWS RELEASE

BIOFUEL ENERGY REPORTS FIRST QUARTER 2012 RESULTS

DENVER, COLORADO – MAY 10, 2012 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its first quarter 2012 results. For the quarter ended March 31, 2012, the net loss was $11.1 million on revenues of $139.4 million, compared with a net loss of $9.0 million on revenues of $158.0 million for the quarter ended March 31, 2011. For the quarter ended March 31, 2012, the net loss attributable to common stockholders was $9.4 million, or $.09 per share, while for the three months ended March 31, 2011 the net loss attributable to common stockholders was $7.7 million, or $.11 per share.

“We continue to face a challenging commodity margin environment, as the industry continues to over-produce in the face of lower demand for motor fuel,” said Scott H. Pearce, the Company’s President and Chief Executive Officer.  “Over the past two years, we have made a number of improvements to our platform to mitigate losses in periods like this, the most recent example being the installation of corn oil extraction systems, which began generating revenues early in the first quarter of 2012.  We also produced fewer gallons year over year as we pared back production to optimize the margin realized.”

For the quarter ended March 31, 2012, the Company’s operating loss was $9.3 million, which resulted from $145.9 million in cost of goods sold and $2.8 million in general and administrative expenses. During the first quarter of 2012, the Company also incurred $1.8 million in interest expense, which resulted in a net loss of $11.1 million. For the same period of 2011, our operating loss was $4.8 million, which resulted from $160.2 million in cost of goods sold and $2.6 million in general and administrative expenses. The Company also had $4.2 million of interest expense in the first quarter of 2011, which resulted in a net loss of $9.0 million

At March 31, 2012, the Company had $173.6 million in term loans outstanding under its senior debt facility. At March 31, 2012, the Company held $11.7 million of cash and cash equivalents and equity totaled $89.3 million, including $3.8 million of noncontrolling interest.

The Company plans to host a conference call on Friday, May 11, 2012 beginning at 11:00 a.m. (EDT) to discuss the results. To participate, please dial (800) 944-8766. The participant code for the call is 84358. Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782. The access code for the replay is 167702.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt. The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200 • Denver, CO • 303.640-6500 • www.bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended March 31,
Summary Income Statement	2012	2011
Net sales	$139,413	$158,005
Cost of goods sold	145,933	160,159
Gross loss	(6,520)	(2,154)
General and administrative expenses:
Compensation expense	1,804	1,770
Other	931	897
Operating loss	(9,255)	(4,821)
Interest expense	(1,838)	(4,228)
Net loss	(11,093)	(9,049)
Less: Net loss attributable to the noncontrolling interest	1,685	1,387
Net loss attributable to BioFuel Energy Corp. common stockholders	$(9,408)	$(7,662)

Loss per share - basic and diluted attributable to BioFuel Energy Corp. common stockholders	$(0.09)	$(0.11)

Weighted average shares outstanding - basic and diluted	102,792	71,301

Additional Operational Data
Ethanol sold (gallons, in thousands)	51,971	56,658
Dry distillers grain sold (tons, in thousands)	54.0	95.8
Wet distillers grain sold (tons, in thousands)	251.4	148.7
Corn oil sold (pounds, in thousands)	6,842.0	-
Corn ground (bushels, in thousands)	18,856	20,340

	March 31,	December 31,
Summary Balance Sheet	2012	2011

Cash and cash equivalents	$11,687	$15,139
Accounts receivable	18,331	13,591
Inventories	18,909	26,188
Prepaid expenses	1,925	2,148
Other current assets	119	421
Property, plant and equipment, net	229,698	235,888
Debt issuance costs, net	2,502	2,763
Other non-current assets	3,448	3,448
Total assets	$286,619	$299,586

Total current liabilities	$25,500	$24,452
Long-term debt, net of current portion	163,784	166,937
Tax increment financing, net of current portion	4,867	4,867
Other non-current liabilities	3,212	3,388
Total liabilities	197,363	199,644

BioFuel Energy Corp. stockholders' equity	85,484	94,485
Noncontrolling interest	3,772	5,457
Total equity	89,256	99,942
Total liabilities and equity	$286,619	$299,586

	Three Months Ended March 31,
Reconciliation of Net Loss to EBITDA	2012	2011
Net loss	$(11,093)	$(9,049)
Interest expense	1,838	4,228
Depreciation and amortization expense included in cost of goods sold	6,530	6,477
Depreciation and amortization expense included in G&A expenses	267	279
EBITDA	$(2,458)	$1,935

1600 Broadway, Suite 2200 • Denver, CO • 303.640-6500 • www.bfenergy.com